Exhibit 99.5

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Corporation

Northgate Minerals Corporation

110 Yonge Street

Suite 1601

Toronto, Ontario

Canada M5C 1T4

Item 2.	Date of Material Change

August 28, 2011

Item 3.	News Release

A news release announcing the material change referred to in this report was issued by Northgate Minerals Corporation (“Northgate”) on August 29, 2011 through the facilities of Canada News Wire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is attached as Schedule “A”.

Item 4.	Summary of Material Change

On August 28, 2011, Northgate and AuRico Gold Inc. (“AuRico”) announced that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) whereby they have agreed, subject to certain conditions, to effect a business combination by way of a court approved plan of arrangement (the “Arrangement”) pursuant to which AuRico will acquire all of the issued and outstanding common shares of Northgate on the basis of 0.365 AuRico common shares per Northgate common share (the “Exchange Ratio”). A copy of the Arrangement Agreement is attached as Schedule “B”.

On August 28, 2011, the Board of Directors of Northgate determined that AuRico’s proposal to enter into the Arrangement Agreement is a “superior proposal” for the purposes of the arrangement agreement between Northgate and Primero Mining Corp. (“Primero”) previously announced on July 13, 2011 (the “Primero Agreement”). Accordingly, as per the terms of the Primero Agreement, Northgate has paid a termination fee of $25 million to Primero and the Primero Agreement has been terminated. A copy of the termination agreement between Northgate and Primero dated August 28, 2011 (the “Termination Agreement”) is attached as Schedule “C”.

Item 5.	Full Description of Material Change

The Arrangement

On August 28, 2011, Northgate and AuRico announced that they have entered into the Arrangement Agreement to effect the Arrangement pursuant to which holders of Northgate common shares will receive 0.365 common shares of AuRico for every common share of Northgate.

Based on both companies’ 20-day volume weighted average prices on the Toronto Stock Exchange ending on August 26, 2011, the Exchange Ratio under the offer represents a 45% premium to Northgate’s shareholders. Upon completion of the Arrangement, existing shareholders of AuRico and Northgate will own approximately 62% and 38%, respectively, of the pro forma company. The Board of Directors of the combined company shall set as a target the appointment of three nominees from the Northgate Board of Directors.

The Arrangement is subject to approval by 66 and 2/3% of the votes cast by holders of Northgate common shares at a special meeting of Northgate shareholders expected to be held in October 2011. The transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of AuRico at a special meeting of AuRico shareholders expected to take place on the same date as the Northgate meeting, as well as certain other customary conditions. Closing of the transaction is expected in October 2011. The Agreement includes customary deal protection and non-solicitation provisions including reciprocal break fees, right to match and fiduciary-out provisions.

The Arrangement has been unanimously approved by the Boards of Directors of AuRico and Northgate. UBS Securities Canada Inc. provided a fairness opinion to the Board of Directors of AuRico and GMP Securities L.P. and Macquarie Capital Markets Canada Ltd. provided fairness opinions to the Special Committee and Board of Directors of Northgate.

The foregoing description of the Arrangement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement which is attached as Schedule “B” hereto and has been filed as a material contract by Northgate on Northgate’s SEDAR profile. Capitalized terms not otherwise defined in this Material Change Report have the meanings assigned thereto in the Arrangement Agreement.

Voting Agreements

Certain of the directors and senior officers of Northgate and AuRico who are also shareholders have executed voting agreements to vote their shares in favour of the proposed Arrangement subject to certain conditions (collectively, the “Voting Agreements”).

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements which are attached as Schedule “D” hereto and have been filed as material contracts by Northgate and AuRico on their respective SEDAR profiles.

Termination of Primero Agreement

On August 28, 2011, the Board of Directors of Northgate determined that AuRico’s proposal to enter into the Arrangement Agreement is a “superior proposal” for the purposes of the Primero Agreement. Northgate’s Board provided notice of that determination to Primero. On receiving this notice, Primero waived its “right to match” the proposal by AuRico. Accordingly, as per the terms of the Primero Agreement, Northgate has paid a termination fee of $25 million to Primero and the Primero Agreement has been terminated.

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The Termination Agreement is attached as Schedule “C” hereto and has been filed as a material contract by Northgate on Northgate’s SEDAR profile.

Delay of Northgate Shareholders’ Meeting

The meeting of Northgate shareholders currently scheduled for September 21, 2011 has been delayed to a later date which is expected to be in October, 2011, at which Northgate shareholders will be asked to approve the transaction with AuRico.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information contact Matthew Howorth, Vice-President, General Counsel and Corporate Secretary of Northgate, at the above-mentioned address or by telephone at (416) 363-1701.

Item 9.	Date of Report

September 6, 2011

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SCHEDULE “A”

NEWS RELEASE

[See Exhibit 99.1 to Northgate Minerals Corporation’s Form 6-K furnished to the SEC on August 29, 2011, which is incorporated by reference herein.]

SCHEDULE “B”

ARRANGEMENT AGREEMENT

[See Exhibit 99.1 to the Form 6-K to which this Material Change Report is an exhibit and which is incorporated by reference herein.]

SCHEDULE “C”

TERMINATION AGREEMENT

[See Exhibit 99.4 to the Form 6-K to which this Material Change Report is an exhibit and which is incorporated by reference herein.]

SCHEDULE “D”

VOTING AGREEMENTS

[See Exhibits 99.2 and 99.3 to the Form 6-K to which this Material Change Report is an exhibit and which is incorporated by reference herein.]